FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                           For the month of July, 2007

                           Commission File No. 1-08346

                                 TDK CORPORATION
                 (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________




                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.





                                             TDK Corporation
                                             (Registrant)

July 17, 2007
                                          BY:  /s/ Michinori Katayama
                                             Michinori Katayama
                                             Senior Vice President ,
                                             General Manager
                                             Corporate Communications Department
                                             Administration Group









Contacts:

Nobuyuki Koike

TDK Corporation

Corporate Communications Dept.

Tel: (81)-3-5201-7102

E-mail; pr@mb1.tdk.co.jp

http://www.tdk.co.jp/tetop01/index.htm




                             FOR IMMEDIATE RELEASE

                Notice Regarding the Allotment of Stock Options

                            Stock Acquisition Rights


TOKYO JAPAN, July 17, 2007 ----- TDK Corporation (the "Company") has announced that the Board of Directors on July 17, 2007 decided on details of stock acquisition rights for high-ranking TDK managers to be issued as stock options, as shown below. This decision was entrusted to the Company's Board of Directors by resolution of the 111th ordinary annual general meeting of shareholders on June 28, 2007. The conditions received the unanimous approval of directors in accordance with the regulations of Article 370 of the Corporate Law of Japan and the Company's Articles of Incorporation. None of the corporate auditors expressed any objection to these conditions.

 I. Reason for issuance of stock acquisition rights with specially favorable terms and conditions to individuals other than stockholders

    The Company will issue stock acquisition as a further incentive for contributing to the improvement of the Company's consolidated operating results.

II. Matters pertaining to the issuance of stock acquisition rights

    1. Name of stock acquisition rights
       TDK Corporation  6th (2) Stock Acquisition Rights

    2. Total number of stock acquisition rights
       10

    3. Class and number of shares to be issued upon the exercise of the stock acquisition rights

       The class of share to be issued upon the exercise of stock acquisition rights shall be the Company's common stock, and the number of shares for each stock acquisition right (hereinafter the "number of shares granted") shall be 100.

       However, in the event that the Company conducts a stock split, distributes shares free of charge, or consolidates its common stock, the "number of shares granted" shall be adjusted according to the following method of calculation. This adjustment will apply to the "number of shares granted" for those stock acquisition rights that have not already been exercised prior to the relevant date. Moreover, fractions of less than one share arising out of the above adjustments shall be discarded.

       Post-adjustment "Number of shares granted" = Pre-adjustment "number of shares granted" X stock split or stock consolidation ratio

       Moreover, in other cases where circumstances arise requiring the "number of shares granted" to be adjusted, the "number of shares granted" shall be adjusted appropriately.

    4. Method for calculating the amount to be invested when exercising each stock acquisition right

       The amount to be invested when exercising each stock acquisition right shall be the amount to be paid for each share that can be granted due to the exercise of stock acquisition rights (hereinafter the "exercise price") multiplied by the "number of shares granted."

       The exercise price shall be an amount which is the average of the closing price (regular way) of the Company's common stock on the Tokyo Stock Exchange on each day (other than any day on which no sale is reported) of the month immediately preceding the date of allotment (hereinafter "allotment date") of stock acquisition rights, multiplied by 1.05. Any amount less than one yen arising from this calculation shall be rounded up to the nearest yen.

       However, if the resulting exercise price is less than the closing price as of the day before the allotment date (or the closing price on the nearest preceding day if there is no closing price on that date), then the closing price on the day before the allotment date shall be used instead.

       In the event that the Company conducts a stock split, distributes shares free of charge, or consolidates its common stock after the allotment date, the exercise price shall be adjusted in accordance with the
       following method of calculation    and any amount less than one yen
       arising out of such adjustment shall be rounded up to the nearest yen:

       Exercise price after adjustment = Exercise price before adjustment 1 / Stock split or stock consolidation ratio

       In case the Company issues new shares or disposes of its own shares at a price less than the current market price (except in the case of the conversion of convertible stock or stock with mandatory conversion terms, or in the case of a request by a stockholder for the sale of shares constituting less than one unit or the exercise of stock acquisition rights), the exercise price shall be adjusted in accordance with the following formula and any amount less than one yen arising out of such adjustment shall be rounded up to the nearest yen:




                                                         Number of shares      Amount paid
                                         Number of     +   newly issued    X   per share
                                         shares issued
                                                                 Current market price

       Exercise    = Exercise price  X   Number of               Number of new shares
       price after before adjustment    shares issued  +                issued
       adjustment




       In the above formula, the "number of shares issued" shall be defined as the aggregate number of shares of common stock issued and outstanding less the number of treasury stock. In the event that the Company disposes of treasury stock, the "number of new shares issued" shall be read as "number of treasury stock disposed of".

       Moreover, in other cases where circumstances arise requiring the exercise price to be adjusted after the allotment date, the exercise price shall be adjusted appropriately.

    5. Exercise period for stock acquisition rights

       The exercise period shall be the period beginning July 1, 2009 and ending on June 30, 2013.

    6. Other conditions for exercising stock acquisition rights

       In the event that a stock acquisition rights holder relinquishes his or her stock acquisition rights, such stock acquisition rights cannot be exercised.

    7. Items concerning increases in common stock and additional paid-in capital if shares are issued due to the exercise of stock acquisition rights

       (a) In the event that shares are issued due to the exercise of stock acquisition rights, common stock shall increase by half the limit for increase in common stock calculated in accordance with Article 40-1 of the Japanese generally accepted accounting principles.
           Any amount less than one yen arising shall be rounded up to the nearest yen.

       (b) In the event that shares are issued due to the exercise of stock acquisition rights, additional paid-in capital shall increase by the amount remaining after deducting the increase in the limit for increase in common stock prescribed in (a).

    8. Restrictions on the acquisition of stock acquisition rights due to transfers

       Regarding the acquisition of stock acquisition rights due to transfers, approval is required by resolution of the Company's Board of Directors.

    9. Provisions for the acquisition of stock acquisition rights

       If a meeting of stockholders of the Company approves any of the following proposals (or the Company's Board of Directors approves a resolution where approval of the stockholders is not required), the Company can acquire the stock acquisition rights without compensation on a date separately specified by the Board of Directors.

       (i) a proposal of a merger agreement under which the Company is to be dissolved,

      (ii) a proposal for a corporate division agreement or plan under which the Company undergoes a split, or

     (iii) a proposal of a share transfer agreement or plan that makes the Company a wholly owned subsidiary

   10. Amount to be paid for stock acquisition rights

       No payment shall be required for the stock acquisition rights.

   11. Allotment date of stock acquisition rights

       July 20, 2007

   12. Number of stock acquisition rights allotted and number of eligible persons

       10 stock acquisition rights will be allotted to 2 high-ranking TDK managers.

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